SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                            Form 11-K
                          ANNUAL REPORT
                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE

     OCTOBER 7, 1996)

     For the Fiscal Year Ended December 31, 2002.

                             OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from _______ to _______

     Commission File Number                 333-53139
                                            ---------


          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


             MILLENNIUM CHEMICALS INC.
          SALARY AND BONUS DEFERRAL PLAN

                        (the "Plan")


          B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                  Millennium Chemicals Inc.
                     230 Half Mile Road
                 Red Bank, New Jersey 07701

Millennium Chemicals Inc.
Salary and Bonus Deferral Plan
December 31, 2002 and 2001

Millennium Chemicals Inc.
Salary and Bonus Deferral Plan
Table of Contents to the Financial Statements



                                                        Page

Financial Statements:

Statements of Financial Condition ....................... 1
Statements of Income and Changes in Plan Equity.......... 2
Notes to Financial Statements............................ 3

Millennium Chemicals Inc.

Salary and Bonus Deferral Plan
Statements of Financial Condition

                                                  December 31,
                                         ---------------------------
                                              2002           2001
                                         -----------    ------------
Assets
------
 Investments
  Investment in Company common stock,
               at fair value (Note 4)    $ 4,194,193    $ 5,824,837
                                         -----------    ------------
  Total investments                        4,194,193      5,824,837
                                         -----------    ------------

 Receivables
  Employee contributions                      27,158         63,132
  Employer contributions                       1,222          2,841
                                         -----------    ------------
  Total receivables                           28,380         65,973

                                         -----------    ------------
 Cash                                            832          9,349
                                         -----------    ------------
  Total Assets                             4,223,405      5,900,159
                                         -----------    ------------

Liabilities
-----------
 Accounts payable                               (832)        (2,296)
                                         ------------   -------------
  Total Liabilities                             (832)        (2,296)
                                         ------------   -------------
                                         ------------   -------------
  Plan Equity                            $ 4,222,573    $ 5,897,863
                                         ============   =============


The accompanying notes are an integral part of these financial statements.

Millennium Chemicals Inc.

Salary and Bonus Deferral Plan
Statements of Income and Changes in Plan Equity
For the Years Ended December 31, 2002 and 2001
                                                      December 31,
                                             ----------------------------
                                                   2002          2001
                                             -------------  -------------

Additions
---------

 Dividends and interest                       $   232,995     $  250,766
 Participant contributions                         33,845        275,571
 Employer contributions                             1,523         12,393
                                              -------------  ------------
   Total additions                                268,363        538,730
                                              -------------  ------------

Deductions
----------
 Realized loss                                $   246,099     $  160,195
 Unrealized depreciation                        1,113,880      2,407,999
 Distributions to participants                    583,674      1,462,445
                                              -------------  ------------
   Total deductions                             1,943,653      4,030,639
                                              -------------  ------------

 Net decrease during year                      (1,675,290)    (3,491,909)

Plan equity, beginning of year                  5,897,863      9,389,772
                                              -------------  ------------
Plan equity, end of year                      $ 4,222,573    $ 5,897,863
                                              =============  ============



The accompanying notes are an integral part of these financial statements.

Millennium Chemicals Inc.

Salary and Deferral Plan
Notes to Financial Statements
---------------------------------------------------------------

1.Plan Description
  ----------------

  On October 8, 1996, Millennium Chemicals Inc. (the "Company") adopted the Millennium Chemicals Inc. Salary and Bonus Deferral Plan (the "Plan") for the benefit of a select group of management and highly compensated employees. The Plan is intended to be an unfunded plan of deferred compensation and is not intended to be covered by ERISA.

  The purpose of the Plan is to permit eligible employees to defer from 5% to 100% of their salary and up to 100% of their bonus (both in 5% increments). The deferred amount is invested in common stock of the Company. Participants are immediately vested in their contributions and earnings thereon, subject to applicable withholding taxes. The Company matches 4.5% of employee contributions. A participant is immediately vested in Company contributions and earnings.

  The Plan is administered by a committee of three or more employees of the Company appointed by the Board of Directors
  (the "Committee").  Merrill Lynch Trust Company (the
  "Trustee") acts as trustee and recordkeeper for the Plan.

  Participation in the Plan is limited to eligible individuals, other than nonresident aliens of the United States receiving no United States source income within the meaning of sections 861(a)(3) or 911(d)(2) of the Internal Revenue Code, designated by the Committee, who are employees of a unit of the Company (or of one of its subsidiaries) which has adopted the Plan.

  Distributions
  -------------
  Deferred accounts will be paid in shares of common stock to the participant or his or her beneficiary, except that awards deferred pursuant to special elections will continue to be subject to the forfeiture provisions of the incentive plan under which the award was granted. Deferred amounts generally will be paid in the form of (i) a lump sum payment, (ii) in five approximately equal annual installments or (iii) in ten approximately equal annual installments, as elected by the participant at the time of the deferred salary election, deferred bonus election or special election; provided, however, that payments shall only be in a single lump sum in the case that payment commences (i) while the participant is still an employee of the Company or of a subsidiary of the Company or (ii) due to termination for cause.

  If the participant suffers permanent or total disability, dies, or terminates employment prior to the deferral date, then, except in the case of termination for cause, payment shall be made (or begin to be made) following the occurrence of the event making payment necessary or, if so elected in the deferred salary election and/or deferred bonus election, on January 31st of the calendar year immediately following such event.

  The Company reserves the right to amend, modify, or terminate the Plan at any time. No amendment to or termination of the Plan will impair any rights to benefits that have accrued. Upon a Change of Control (as defined by Plan documents), the amount of a participant's Deferred Accounts shall be distributed to such participant as soon as practicable thereafter and any Deferred Salary Election and/or Deferred Bonus Election shall terminate and be null and void following such Change in Control.

  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2.Summary of Significant Accounting Policies
  ------------------------------------------

  Method of Accounting
  --------------------
  The Plan's financial statements are prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid. The preparation of the Plan financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

  Investment Valuation and Income Recognition
  -------------------------------------------
  The common stock of the Company is valued at fair value which is determined based on quoted market prices.

  Dividend income is accrued on the ex-dividend date.

  Purchases and sales of common stock and realized gains and losses are recorded on a trade-date basis.

  Payment of Benefits
  -------------------
  Distributions to participants are recorded upon actual payment of benefits. There were no distributions of the Company's common stock approved and payable at December 31, 2002 and December 31, 2001.


3.Administration of Plan Assets
  -----------------------------

  The Plan's assets, which consist principally of the Company's common stock, are held by the Trustee of the Plan.
  Contributions are held and managed by the Trustee, which invests cash received and dividend income and makes distributions to the participants.

  Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.
  Administrative expenses for the Trustee's fees are paid by the Company.

4. Investments
   -----------
   The Plan's investments were:

                                               December 31,
                                          2002             2001
                                     ------------     -----------
Number of Shares of Company Stock        440,567          462,289
                                     ------------     -----------
Historical Cost                      $ 8,979,133      $ 9,743,326
                                     ------------     -----------
Market                               $ 4,194,193      $ 6,623,640
                                     ------------     -----------

5. Subsequent Events
   -----------------
  Effective January 1, 2003, no future salary or bonus deferrals shall be permitted under this Plan.

  On or after September 1, 2003, Fidelity Management Trust
  Company will become the recordkeeper and trustee of the Plan.

                        SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                         MILLENNIUM CHEMICALS INC. SALARY AND
                         BONUS DEFERRAL PLAN



Date: June 27, 2003      By:     /s/ C. William Carmean
                         ------------------------------
                         C. William Carmean
                         Member, Benefits Administration
                         Committee